UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

August 31, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant, titled: "D. Medical Reports Second Quarter 2011 Financial Results".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical Reports Second Quarter 2011 Financial Results

Tirat Carmel, Israel – August 31, 2011 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMED)("D. Medical" or the "Company”), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, today announced financial results for the three and six months ended June 30, 2011.  Results were characterized by the Company's initial execution of its low risk and low cost strategy of introducing and promoting the "Spring" brand name to and across various target markets - including the United States, Canada, Europe, Mexico and the BRIC countries of Brazil, Russia, India and China – initially via the commercial roll out of its Spring Universal Infusion Sets.

Second Quarter Highlights:

•
In April 2011, the Company received Japanese patent JP 468166, entitled "Drug Delivery Device and Method," protecting innovative methods and technologies for identifying the presence of a gas bubble in a drug delivery system, such as an insulin delivery system worn for the treatment of diabetes.

•
In April 2011, D. Medical signed an agreement for a standby equity purchase agreement with YA Global Investments L.P. (“YA”), a fund managed by Yorkville Advisors, LLC, whereby D. Medical would have the option, at its sole discretion, to issue and sell up to US$ 10 million of its ordinary shares to YA over the course of 24 months (extendable for another US$ 10 million over a period of additional 24 months).

•
In April 2011, the Company’s subsidiaries, Spring Health Solutions Ltd. and Spring-Set Health Solutions Ltd. received Canadian Medical Devices Conformity Assessment System (CMDCAS) certification for their ISO 13485:2003 Quality System.

•
In May 2011, the U.S. Food and Drug Administration granted D. Medical’s subsidiary, Spring-Set Health Solutions Ltd., 510(K) clearance to market its Spring™ Universal Infusion Sets in the United States.

•	In May 2011, the Company’s subsidiary, Spring-Set Health Solutions Ltd., received a medical device license to market its Spring™ Universal Infusion Sets in Canada.
•	In May 2011, the Company announced the execution of an agreement for the distribution of its Spring™ Universal Infusion Sets in Poland.
•	In June 2011, the Company entered into a definitive agreement with a third party for the sale of its holdings in its publicly held subsidiary, NextGen Biomed Ltd. ("NextGen").
•
In June 2011, D. Medical’s subsidiary, Spring-Set Health Solutions Ltd., was granted U.S. Patent No. 7,951,122, entitled "Infusion set self-occlusion mechanism," protecting the breakthrough Detach-Detect mechanism that distinguishes the Spring™ Universal Infusion Set from competitive products currently on the market.

•
In June 2011, the Company filed its annual report on Form 20-F with the U.S. Securities and Exchange Commission. It can be accessed on the SEC's website at http://www.sec.gov as well as on the Investors/SEC Filings page of the Company's website at http://www.dmedicalindustries.com.

•	In June 2011, the Company, through its wholly owned subsidiary Spring Health Solution Ltd, submitted an application for CE Mark approval of its Spring™ Zone Insulin Delivery System.

Financial Results:

The unaudited selected consolidated financial statements presented below were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). A convenience U.S. dollar translation of NIS amounts is provided using the rate of NIS 3.415 to US$1.00, the representative rate of exchange as of June 30, 2011 as published by the Bank of Israel.

Sales for the six and three months ended June 30, 2011 amounted to NIS 840 thousand (US$ 246 thousand) and NIS 523 thousand (US$ 153 thousand), respectively. The increase of sales in the second quarter was mainly attributable to the increase in demand. Although first products rolled off the production line in China, the majority of the sold products were not yet supplied from this line.

Cost of sales for the six and three months ended June 30, 2011 amounted to NIS 6,025 thousand (US$ 1,764 thousand) and NIS 2,599 thousand (US$ 761 thousand), respectively. Cost of sales for the first and second quarters was mainly attributable to the preparation of the aforementioned UPG production line in China and the training of new staff.

R&D expenses for the six and three months ended June 30, 2011 amounted to NIS 7,946 thousand (US$ 2,327 thousand) and NIS 3,118 thousand (US$ 913 thousand), respectively.

General and Administration expenses for the six and three months ended June 30, 2011 amounted to NIS 6,137 thousand (US$ 1,797 thousand) and NIS 3,283 thousand (US$ 961 thousand), respectively. The increase in the second quarter of 2011 was due to the additional costs connected with the submission of the Company’s annual reports and IR efforts.

D. Medical’s comprehensive loss for the six and three months ended June 30, 2011 amounted to NIS 24,465 thousand (US$ 7,163 thousand), or NIS 2.73 (U.S. $0.80) per share and NIS 9,230 thousand (US$ 2,703 thousand), or NIS 1.13 (US$ 0.33) per share, respectively. Comprehensive loss includes loss from discontinued operations for the six and three months ended June 30, 2011 of NIS 3,683 thousand (US$ 1,078 thousand) and NIS 71 thousand (US$ 21 thousand). The discontinued operation is related to the sale the publicly held subsidiary, NextGen Biomed Ltd.

"The second quarter marked the completion of preparations for the commercial roll out of our Spring™ Universal Infusion Sets in the United States and Canada,” said Efri Argaman, D. Medical’s Chief Executive Officer.  “Initial commercial activities are already taking place and the early interest shown by patients, doctors and Diabetes educators in this breakthrough product has been high.  Accordingly, we remain hopeful that the business will start to generate meaningful and growing revenues toward the end of 2011.”

As of June 30, 2011, D. Medical had cash and cash equivalents of NIS 14,926 thousand (US$ 4,371 thousand).

Main Events Subsequent to Quarter-End:

•
In July 2011, the Company’s subsidiary, Spring Health Solutions Ltd., signed a non-binding letter of intent with Dex Medical, Canada's largest distributor of diabetes care products, to become exclusive distributor of the Spring™ Universal infusion Set in Canada.

•
In August 2011, the Company’s subsidiary, Spring Health Solutions Inc., signed a non-exclusive distribution agreement with RGH Enterprises, Inc., the parent company of Edgepark Medical Supplies and Independence Medical, for the distribution of its Spring™ Universal Infusion Sets in the United States.

•	In August 2011, D. Medical held its Annual General Meeting of shareholders where all proposals, with the exception of Proposal 6 (amendment to outstanding warrants of the Company), were approved.

Conference Call

D. Medical will host a conference call to discuss these results today, August 31, at 8:30 a.m. (Eastern Daylight Time).  Those wishing to access the live conference call by telephone should dial 877-312-5445 (within the United States) or 253-237-1128 (outside of the United States) several minutes prior to the beginning of the call. The call will also be webcast live and archived for 30 days on the company's website at http://www.dmedicalindustries.com under the "Events" tab in the Investors section.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology.  D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps.  D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch.  For more information, visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales and cost of sales, manufacturing volumes, the cost-effectiveness of its spring-based design, target markets and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of  operations or financial condition. D. Medical does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries Ltd.
T: +972-73-2507100
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 212-618-6347
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations:

Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il

D. MEDICAL INDUSTRIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
NIS in thousands

			Convenience translation into US$ (in thousands)
	June 30,	December 31,	June 30,
	2011	2010	2011
	(Unaudited)	(Audited)	(Unaudited)
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	14,926	35,085	4,371
Short term deposits	212	3,769	62
Trade and other receivables:
Trade accounts receivable	364	322	107
Other	1,794	1,904	525
Inventory	2,028	2,494	594
	19,324	43,574	5,659
Assets of discontinued operation	3,123	-	914
T o t a l current assets	22,447	43,574	6,573

NON-CURRENT ASSETS :
Property and equipment, net	3,720	3,815	1,089
Intangible assets, net	10,175	13,505	2,980
Long-term receivables	570	693	167
T o t a l non-current assets	14,465	18,013	4,236
T o t a l assets	36,912	61,587	10,809

Liabilities and equity
CURRENT LIABILITIES:
Trade and other payables:
Trade accounts payable	1,764	3,726	516
Other	2,810	3,161	823
	4,574	6,887	1,339
Liabilities of discontinued operation	166	-	49
T o t a l current liabilities	4,740	6,887	1,388
NON-CURRENT LIABILITIES:
Provision for royalties to the Israeli Office of Chief Scientist	5,243	5,236	1,535
Liability for severance pay - net	51	76	15
T o t a l non-current liabilities	5,294	5,312	1,550
T o t a l liabilities	10,034	12,199	2,938
EQUITY:
Equity attributable to owners of the parent:
Share capital - issued and outstanding -
December 31, 2010 – 7,777,436 shares June 30, 2011 - 7,821,506 shares
Ordinary shares	2,563	2,549	750
Share premium and other reserves	228,423	227,015	66,888
Warrants and equity portion of convertible debt	3,048	3,048	893
Accumulated losses	(207,462)	(186,168)	(60,750)
	26,572	46,444	7,781
Non-controlling interest	306	2,944	90
T o t a l equity	26,878	49,388	7,871
T o t a l liabilities and equity	36,912	61,587	10,809

D. MEDICAL INDUSTRIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
NIS in thousands except per share data

						Convenience translation into US$ (in thousands)
	Three months ended		Six months ended		Year ended	Three months	Six months
	June 30		June 30		December 31,	ended June 30	ended June 30
	2011	2010	2011	2010	2010	2011	2011
	(Unaudited)				(Audited)	(Unaudited)
CONTINUING OPERATIONS:
Sales-net	523	721	840	1,264	1,264	153	246
Cost of sales	2,599	1,431	6,025	2,729	9,085	761	1,764
Gross loss	2,076	710	5,185	1,465	7,821	608	1,518
Research and development expenses - net	3,118	1,981	7,946	4,053	13,689	913	2,327
Selling and marketing expenses	749	738	1,714	1,322	2,962	219	502
General and administrative expenses	3,283	2,279	6,137	4,489	9,737	961	1,797
Other (income) expenses - net	(225)	(129)	(228)	102	(867)	(65)	(67)
Operating loss	9,001	5,579	20,754	11,431	33,342	2,636	6,077
Registration costs	-	-	-	716	716	-	-
Finance income	(77)	(92)	(224)	(123)	(243)	(23)	(66)
Fair value losses on warrants at fair value through profit or loss	-	-	-	2,469	2,469	-	-
Finance costs	235	398	252	402	2,279	69	74
Finance costs - net	158	306	28	2,748	4,505	46	8
LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS	9,159	5,885	20,782	14,895	38,563	2,682	6,085
DISCONTINUED OPERATION
Loss from discontinued operation	71	429	3,683	6,308	7,331	21	1,078
LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	9,230	6,314	24,465	21,203	45,894	2,703	7,163

ATTRIBUTABLE TO:
Owners of the parent:
Owners of the parent from continuing operations	8,799	5,448	20,076	14,140	36,185	2,577	5,878
Owners of the parent from discontinuing operations	14	196	1,218	5,849	6,546	4	357
Non-controlling interest:
Non-controlling interest from continuing operations	360	437	706	755	2,378	105	207
Non-controlling interest from discontinuing operations	57	233	2,465	459	785	17	721
	9,230	6,314	24,465	21,203	45,894	2,703	7,163
LOSS PER SHARE FROM CONTINUING AND DISCONTINUING OPERATIONS ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY:
Basic and diluted
From continuing operations	1.13	0.89	2.58	2.43	5.50	0.33	0.76
From discontinuing operations	*	0.03	0.16	1.01	0.99	**	0.04
	1.13	0.92	2.73	3.44	6.49	0.33	0.80

* Represents an amount less than NIS 1.

**Represents an amount less than $ 1.